

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 27, 2016

James L. Reynolds
President and Chief Executive Officer
Adomani, Inc.
620 Newport Center Drive, Suite 100
Newport Beach, CA 92660

   Re: Adomani, Inc.
     Offering Statement on Form 1-A
     Filed December 21, 2016
     File No. 024-10656

Dear Mr. Reynolds:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you and Boustead Securities, LLP submitted requests for qualification of this offering statement for 4:00 PM Eastern Time on December 27, 2016. Please confirm your understanding that we will not act on a request for qualification of this offering statement less than 21 calendar days after the public filing on EDGAR of the initial draft offering statement, all draft amendments, and related correspondence. Refer to Rule 252(d).

2. Prior to requesting qualification of this offering statement, please include all information in the offering circular that is not permitted to be omitted under Rule 253(b). In this regard, you have omitted a bona fide price range and the volume of securities to be offered. Please revise accordingly.

3. Prior to qualification, please file the form of underwriting agreement, the opinion and consent of DLA Piper LLP, and the testing the waters maters as exhibits to your offering statement. Please allow sufficient time for our review as we may have comments upon review of the exhibits.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Curtis L. Mo, Esq.
       DLA Piper